UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

ONCURE HOLDINGS, INC.

(Name of Applicant)

188 Inverness Drive West

Suite 650

Englewood, CO 80112

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
11¾% Senior Secured Notes due 2017	$82,500,000

Approximate date of proposed public offering:

On, or as soon as practicable following the consummation of the Plan of Reorganization of OnCure Holdings, Inc., pursuant to Chapter 11 of the Bankruptcy Code

Bradford C. Burkett
Chief Executive Officer

188 Inverness Drive West

Suite 650

Englewood, CO 80112

Copies to:

Paul E. Harner
Keith A. Simon
Aaron M. Singer
Annemarie V. Reilly
885 Third Avenue
New York, New York 10022
(212) 906-1200
and
Joshua N. Korff
Christopher A. Kitchen
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

The obligor hereby amends this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

The following direct and indirect subsidiaries of OnCure Holdings, Inc. (the “Company”) and the following RTS Entities (as defined below) are expected to be guarantors of the 11¾% Senior Secured Notes due 2017 (the “Expected Guarantors”) and are co-applicants on this Form T-3. As used herein, the term “RTS Entities” refers to Radiation Therapy Services, Inc. (“RTS”), its direct parent, Radiation Therapy Services Holdings, Inc. and its subsidiaries that are co-applicants named herein.

Table of Co-Applicants

Name of Expected Guarantor

Company Expected Guarantors

Oncure Medical Corp.

Manatee Radiation Oncology, Inc.

Mission Viejo Radiation Oncology Medical Group, Inc.

Radiation Oncology Center, LLC

U.S. Cancer Care, Inc.

USCC Florida Acquisition Corp.

USCC Acquisition Corp.

USCC Healthcare Management Corp.

Coastal Oncology, Inc.

Fountain Valley & Anaheim Radiation Oncology Centers, Inc.

Santa Cruz Radiation Oncology Management Corp.

MICA FLO II, Inc.

Pointe West Oncology, LLC

JAXPET, LLC

JAXPET/Positech, LLC

Center for Radiation Oncology of Tampa Bay, Inc.

Sarasota County Oncology, Inc.

Venice Oncology Center, Inc.

Englewood Oncology, Inc.

Charlotte Community Radiation Oncology, Inc.

Sarasota Radiation & Medical Oncology Center, Inc.

Interhealth Facility Transport, Inc.

RTS Expected Guarantors

Radiation Therapy Services Holdings, Inc.

Radiation Therapy Services, Inc.

California Radiation Therapy Management Services, Inc.

21st Century Oncology of Alabama, LLC

Arizona Radiation Therapy Management Services, Inc.

21st Century Oncology of Jacksonville, LLC

Jacksonville Radiation Therapy Services, LLC

Devoto Construction of Southwest Florida, Inc.

Financial Services of Southwest Florida, LLC

21st Century Oncology, LLC

Radiation Therapy School For Radiation Therapy Technology, Inc.

Radiation Therapy Services International, Inc.

21st Century Oncology Management Services, Inc.

21st Century Oncology of Kentucky, LLC

Maryland Radiation Therapy Management Services, LLC

21st Century Oncology of Harford County, Maryland L.L.C.

21st Century Oncology of Prince Georges County, Maryland, LLC

Berlin Radiation Therapy Treatment Center, LLC

New England Radiation Therapy Management Services, Inc.

Michigan Radiation Therapy Management Services, Inc.

Phoenix Management Company, LLC

American Consolidated Technologies, L.L.C.

Nevada Radiation Therapy Management Services, Incorporated

21st Century Oncology of New Jersey, Inc.

New York  Radiation  Therapy Management Services, LLC

North Carolina Radiation Therapy Management Services, LLC

21st Century Oncology of Pennsylvania, Inc.

West Virginia Radiation Therapy Services, Inc.

Aurora Technology Development, LLC

Atlantic Urology Clinics, LLC

Goldsboro Radiation Therapy Services, Inc.

AHLC, LLC

Asheville CC, LLC

Derm-Rad Investment Company, LLC

21st Century Oncology Services, Inc.

Carolina Regional Cancer Center, LLC

Carolina Radiation and Cancer Treatment Center, LLC

21st Century Oncology of South Carolina, LLC

Gettysburg Radiation, LLC

Sampson Accelerator, LLC

Sampson Simulator, LLC

GENERAL

1.                                      General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Company Entities

Name	Form of Organization	Jurisdiction

OnCure Holdings, Inc.	Corporation	Delaware

Oncure Medical Corp.	Corporation	Delaware

Manatee Radiation Oncology, Inc.	Corporation	Florida

Mission Viejo Radiation Oncology Medical Group, Inc.	Corporation	California

Radiation Oncology Center, LLC	Limited Liability Company	California

U.S. Cancer Care, Inc.	Corporation	Delaware

USCC Florida Acquisition Corp.	Corporation	Delaware

USCC Acquisition Corp.	Corporation	Delaware

USCC Healthcare Management Corp.	Corporation	California

Coastal Oncology, Inc.	Corporation	California

Fountain Valley & Anaheim Radiation Oncology Centers, Inc.	Corporation	California

Santa Cruz Radiation Oncology Management Corp.	Corporation	California

MICA FLO II, Inc.	Corporation	Delaware

Pointe West Oncology, LLC	Limited Liability Company	Delaware

JAXPET, LLC	Limited Liability Company	Florida

JAXPET/Positech, LLC	Limited Liability Company	Florida

Center for Radiation Oncology of Tampa Bay, Inc.	Corporation	Florida

Sarasota County Oncology, Inc.	Corporation	Florida

Venice Oncology Center, Inc.	Corporation	Florida

Englewood Oncology, Inc.	Corporation	Florida

Charlotte Community Radiation Oncology, Inc.	Corporation	Florida

Sarasota Radiation & Medical Oncology Center, Inc.	Corporation	Florida

Interhealth Facility Transport, Inc.	Corporation	Florida

RTS Entities

Name	Form of Organization	Jurisdiction

Radiation Therapy Services Holdings, Inc.	Corporation	Delaware

Radiation Therapy Services, Inc.	Corporation	Florida

21st Century Oncology of Alabama, LLC	Limited Liability Company	Alabama

Arizona Radiation Therapy Management Services, Inc.	Corporation	Arizona

California Radiation Therapy Management Services, Inc.	Corporation	California

21st Century Oncology of Jacksonville, LLC	Limited Liability Company	Florida

Jacksonville Radiation Therapy Services, LLC	Limited Liability Company	Florida

Devoto Construction of Southwest Florida, Inc.	Corporation	Florida

Financial Services of Southwest Florida, LLC	Limited Liability Company	Florida

21st Century Oncology, LLC	Limited Liability Company	Florida

Radiation Therapy School For Radiation Therapy Technology, Inc.	Corporation	Florida

Radiation Therapy Services International, Inc.	Corporation	Florida

Name	Form of Organization	Jurisdiction

21st Century Oncology Management Services, Inc.	Corporation	Florida

21st Century Oncology of Kentucky, LLC	Limited Liability Company	Kentucky

Maryland Radiation Therapy Management Services, LLC	Corporation	Michigan

21st Century Oncology of Harford County, Maryland L.L.C.	Limited Liability Company	Maryland

21st Century Oncology of Prince Georges County, Maryland, LLC	Limited Liability Company	Maryland

Berlin Radiation Therapy Treatment Center, LLC	Limited Liability Company	Maryland

New England Radiation Therapy Management Services, Inc.	Corporation	Massachusetts

Michigan Radiation Therapy Management Services, Inc.	Corporation	Michigan

Phoenix Management Company, LLC	Limited Liability Company	Michigan

American Consolidated Technologies, L.L.C.	Limited Liability Company	Michigan

Nevada Radiation Therapy Management Services, Incorporated	Corporation	Nevada

21st Century Oncology of New Jersey, Inc.	Corporation	New Jersey

New York Radiation Therapy Management Services, LLC	Limited Liability Company	New York

North Carolina Radiation Therapy Management Services, LLC	Limited Liability Company	North Carolina

21st Century Oncology of Pennsylvania, Inc.	Corporation	Pennsylvania

West Virginia Radiation Therapy Services, Inc.	Corporation	West Virginia

Name	Form of Organization	Jurisdiction

Aurora Technology Development, LLC	Limited Liability Company	Delaware

Atlantic Urology Clinics, LLC	Limited Liability Company	South Carolina

Goldsboro Radiation Therapy Services, Inc.	Corporation	North Carolina

AHLC, LLC	Limited Liability Company	North Carolina

Asheville CC, LLC	Limited Liability Company	Delaware

Derm-Rad Investment Company, LLC	Limited Liability Company	Florida

21st Century Oncology Services, Inc.	Corporation	Delaware

Carolina Regional Cancer Center, LLC	Limited Liability Company	South Carolina

Carolina Radiation and Cancer Treatment Center, LLC	Limited Liability Company	North Carolina

21st Century Oncology of South Carolina, LLC	Limited Liability Company	South Carolina

Gettysburg Radiation, LLC	Limited Liability Company	Pennsylvania

Sampson Accelerator, LLC	Limited Liability Company	North Carolina

Sampson Simulator, LLC	Limited Liability Company	North Carolina

2.                                      Securities Act Exemption Applicable.

Under the terms and subject to the conditions set forth in the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization for OnCure Holdings, Inc. and its Affiliated Debtors, under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”) copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, among other things, RTS will acquire all of the outstanding equity interests of the Company and the Company will amend the terms of its outstanding 11¾ Senior Second Lien Notes due 2017 (as amended, the “Notes”), and reduce the aggregate principal amount thereof to equal approximately $82,500,000, which will be allocated  to the Prepetition Secured Noteholders.  The indenture governing the Notes, as such indenture will be amended pursuant to the Plan, is to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed as Exhibit T3C to this application.  See Article V in the Plan of Reorganization.  Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the amendment of the Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Company will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.             Affiliates.

(a)           The following describes the Company’s current organizational structure:

Name of Entity	Record Owner	Percent of Equity Securities Held
OnCure Holdings, Inc.	See Section 3(b)
Oncure Medical Corp.	OnCure Holdings, Inc.	100%
Manatee Radiation Oncology, Inc.	Oncure Medical, Corp.	100%
Mission Viejo Radiation Oncology Medical Group, Inc.	Oncure Medical, Corp.	100%
Radiation Oncology Center, LLC	Oncure Medical, Corp.	100%
U.S. Cancer Care, Inc.	Oncure Medical, Corp.	100%
USCC Florida Acquisition Corp.	U.S. Cancer Care, Inc.	100%
USCC Acquisition Corp.	U.S. Cancer Care, Inc.	100%
USCC Healthcare Management Corp.	U.S. Cancer Care, Inc.	100%
Coastal Oncology, Inc.	U.S. Cancer Care, Inc.	100%
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.	U.S. Cancer Care, Inc.	100%
Santa Cruz Radiation Oncology Management Corp.	U.S. Cancer Care, Inc.	100%
MICA FLO II, Inc.	USCC Acquisition Corp.	100%
Pointe West Oncology, LLC	MICA FLO II, Inc.	50%
	Oncure Medical Corp.	50%
JAXPET, LLC	USCC Florida Acquisition Corp.	100%
JAXPET/Positech, LLC	JAXPET, LLC	100%
Center for Radiation Oncology of Tampa Bay, Inc.	USCC Florida Acquisition Corp.	100%
Sarasota County Oncology, Inc.	U.S. Cancer Care, Inc.	100%
Venice Oncology Center, Inc.	U.S. Cancer Care, Inc.	100%
Englewood Oncology, Inc.	U.S. Cancer Care, Inc.	100%

Name of Entity	Record Owner		Percent of Equity Securities Held
Charlotte Community Radiation Oncology, Inc.	U.S. Cancer Care, Inc.		100%
Sarasota Radiation & Medical Oncology Center, Inc.	U.S. Cancer Care, Inc.		100%
Interhealth Facility Transport, Inc.	Sarasota Radiation & Medical Oncology Center, Inc	.	100%

For each of the above entities, ownership of voting securities is the same as ownership of equity securities.

Following consummation of the Plan of Reorganization, it is expected that each of the Company and the subsidiaries listed above will continue to exist in the ownership structure described above.

(b)           Equityholders of OnCure Holdings, Inc.

The following is a list of holders of voting securities of OnCure Holdings, Inc.:

Name of Equity Interest Holder	Number of Interests Held
Genstar Capital Partners TV, L.P.	20,142,957
Caisse de Depot et Placement du Quebec	4,285,714
Ares Capital Corporation	857,143
Michael V. Pino	142,857
Tiffany R. Pino	142,857
Richard N. Zehner	125,000
Jeffrey A. Goffman	91,040
Richard A. Baker	81,125
Alan H. Porter	71,429
Douglas W. Johnson, M.D.	57,142
John W. Wells, M.D.	57,142
David J. Crowley	30,779
Abhijit V. Deshmukh, M.D.	28,571
Randall A. Scharlach, M.D.	28,571
Robert J. Woodhouse, M.D.	21,428
Robert D. Hesselgesser, M.D.	14,285
Carolyn M. Young, M.D.	14,285
Anil Kumar Sharma	14,285
E. Larry Atkins	12,500
Richard N. Woolslayer	10,000
L. Duane Choate	10,000
William W. Chou, M.D.	7,142
David W. Graham, Jr., M.D.	7,142
Michael D. Pentaleri, M.D.	7,142
Walter P. Scott, M.D.	7,142
Jonathon R. Stella, M.D.	7,142
Larry Habelson Wilf, M.D.	7,142
Jen-Yueh Chang	7,142
David Chernow	7,142
Jesse Lee	7,142
Andrew McKeegan	7,142
Joel Roshau	7,142

Following consummation of the Plan of Reorganization, it is expected that RTS will own 100% of the equity and voting securities of the Company.

Principal owners of voting securities.

Name and Complete Mailing Addresss	Title of Class Owned	Number of Interests Held	Percentage of Voting Securities Owned
Genstar Capital Partners TV, L.P., Four Embarcadero Center Suite 1900, San Francisco, CA 9411	Common Stock	20,142,957	76.54%
Caisse de Depot et Placement du Quebec 1000, place Jean-Paul-Riopelle Montreal, (Quebec) H2Z2B3	Common Stock	4,285,714	16.29%

(c)           The following describes current organizational structure of the RTS Entities:

Name of Entity	Record Owner	Percent Held of Equity Securities
Radiation Therapy Services Holdings, Inc.	Radiation Therapy Investments, LLC	100%
Radiation Therapy Services, Inc.	Radiation Therapy Services Holdings, Inc.	100%
21st Century Oncology of Alabama, LLC	Radiation Therapy Services, Inc.	100%
Arizona Radiation Therapy Management Services, Inc.	Radiation Therapy Services, Inc.	100%
California Radiation Therapy Management Services, Inc.	Radiation Therapy Services, Inc.	100%
21st Century Oncology of Jacksonville, LLC	Radiation Therapy Services, Inc.	100%
Jacksonville Radiation Therapy Services, LLC	21st Century Oncology of Jacksonville, LLC	100%
Devoto Construction of Southwest Florida, Inc.	Radiation Therapy Services, Inc.	100%
Financial Services of Southwest Florida, LLC	Radiation Therapy Services, Inc.	100%
21st Century Oncology, LLC	Radiation Therapy Services, Inc.	100%
Radiation Therapy School For Radiation Therapy Technology, Inc.	Radiation Therapy Services, Inc.	100%
Radiation Therapy Services International, Inc.	Radiation Therapy Services, Inc.	100%
21st Century Oncology Management Services, Inc.	Radiation Therapy Services, Inc.	100%
21st Century Oncology of Kentucky, LLC	Radiation Therapy Services, Inc.	100%
Maryland Radiation Therapy Management Services, LLC	Radiation Therapy Services, Inc.	100%
21st Century Oncology of Harford County, Maryland L.L.C.	Maryland Radiation Therapy Management Services, LLC	100%
21st Century Oncology of Prince Georges County, Maryland, LLC	Maryland Radiation Therapy Management Services, LLC	100%

Name of Entity	Record Owner	Percent Held of Equity Securities
Berlin Radiation Therapy Treatment Center, LLC	Maryland Radiation Therapy Management Services, LLC	100%
New England Radiation Therapy Management Services, Inc.	Radiation Therapy Services, Inc.	100%
Michigan Radiation Therapy Management Services, Inc.	Radiation Therapy Services, Inc.	100%
Phoenix Management Company, LLC	Michigan Radiation Therapy Management Services, Inc.	100%
American Consolidated Technologies, L.L.C.	Michigan Radiation Therapy Management Services, Inc.	100%
Nebraska Radiation Therapy Management Services, Inc.	Radiation Therapy Services, Inc.	100%
Nevada Radiation Therapy Management Services, Incorporated	Radiation Therapy Services, Inc.	100%
21st Century Oncology of New Jersey, Inc.	Radiation Therapy Services, Inc.	100%
New York Radiation Therapy Management Services, LLC	Radiation Therapy Services, Inc.	100%
North Carolina Radiation Therapy Management Services, LLC	Radiation Therapy Services, Inc.	100%
21st Century Oncology of Pennsylvania, Inc.	Radiation Therapy Services, Inc.	100%
West Virginia Radiation Therapy Services, Inc.	Radiation Therapy Services, Inc.	100%
Aurora Technology Development, LLC	Radiation Therapy Services, Inc.	100%
Atlantic Urology Clinics, LLC	21st Century Oncology of South Carolina, LLC	100%
Medical Developers, LLC	Radiation Therapy Services International, Inc.	100%
Goldsboro Radiation Therapy Services, Inc.	North Carolina Radiation Therapy Management Services, LLC	100%
AHLC, LLC	North Carolina Radiation Therapy Management Services, LLC	100%

Name of Entity	Record Owner	Percent Held of Equity Securities
Asheville CC, LLC	North Carolina Radiation Therapy Management Services, LLC	100%
Derm-Rad Investment Company, LLC	Radiation Therapy Services, Inc.	100%
21st Century Oncology Services, Inc.	Radiation Therapy Services, Inc.	100%
Carolina Regional Cancer Center, LLC	Atlantic Urology Clinics, LLC	100%
Carolina Radiation and Cancer Treatment Center, LLC	North Carolina Radiation Therapy Management Services, LLC	100%
21st Century Oncology of South Carolina, LLC	Radiation Therapy Services, Inc.	100%
Gettysburg Radiation, LLC	21st Century Oncology of Pennsylvania, Inc.	100%
Sampson Accelerator, LLC	North Carolina Radiation Therapy Management Services, LLC	100%
Sampson Simulator, LLC	North Carolina Radiation Therapy Management Services, LLC	100%
East Bay Comprehensive Cancer Care, LLC	New England Radiation Therapy Management Services, Inc.	100%
Northwest Baltimore Radiation Therapy Regional Center, LLC	Maryland Radiation Therapy Management Services, LLC	90%
Southern New England Regional Cancer Center, LLC	Radiation Therapy Services, Inc.	100%
Roger Williams Radiation Therapy, LLC	New England Radiation Therapy Management Services, Inc.	51%
South County Radiation Therapy, LLC	Radiation Therapy Services, Inc.	65%
Ambergris, LLC	Radiation Therapy Services, Inc.	60%

Name of Entity	Record Owner	Percent Held of Equity Securities
Central Massachusetts Comprehensive Cancer Center, LLC	New England Radiation Therapy Management Services, Inc.	72.5%
21st Century Oncology of El Segundo, LLC	California Radiation Therapy Management Services, Inc.	77.254%
21st Century Oncology CHW, LLC	California Radiation Therapy Management Services, Inc.	57.3%
SW Florida Derm-Rad Management, LLC	Derm-Rad Investment Company, LLC	90%
USMD-21C Cancer Treatment Centers, LLC	21st Century Oncology, LLC	51%
Bluegrass Regional Cancer Center, LLP	21st Century Oncology of Kentucky, LLC	90%
Palms West Radiation Therapy, LLC	21st Century Oncology, LLC	100%
Cancer Treatment Services Arizona, LLC	Arizona Radiation Therapy Management Services, Inc.	55%

For each of the above entities, ownership of voting securities is the same as ownership of equity securities.

Each of the RTS Entities are expected to exist in the ownership structure described above upon consummation of the Plan of Reorganization.

(d)           Parent Company of the RTS Entities.

Principle owners of voting securities.

Radiation Therapy Investments, LLC (“RT Investments”) owns 100% of the capital stock of Radiation Therapy Services Holdings, Inc., which in turn holds 100% of the capital stock of Radiation Therapy Services, Inc., The following table sets forth certain information with respect to the beneficial ownership of RT Investments’ voting equity units as of August 26, 2013 by: (i) each person or entity who owns of record or beneficially 5% or more of any class of RT Investments’ voting securities; (ii) each of its directors, (iii) each of our named executive officers and (iv) all of its directors and executive officers as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of August 26, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentages of beneficial ownership of Class A voting equity units of RT Investments owned is based on 10,310,469 shares of Class A voting equity units of RT Investments outstanding as of August 26, 2013.

	Class A Units
	Number(1)	Percent
Name of Beneficial Owner
Principal shareholder:
Funds affiliated with Vestar(2)	8,286,564	80.4
Directors and named executive officers:
Daniel E. Dosoretz, M.D.(3)	717,107	7.0
James L. Elrod, Jr.(4)	—	—
Bryan J. Carey(5)	5,625	*
Robert L. Rosner(6)	—	—
Erin L. Russell(7)	—	—
James H. Rubenstein, M.D.(8)	354,569	3.4
Alejandro Dosoretz	287,639	2.8
Howard M. Sheridan, M.D	179,277	1.7
Kerrin E. Gillespie	2,392	*
Eduardo Fernandez, M.D., Ph.D.(9)	15,936	*
Constantine A. Mantz, M.D	7,968	*
Norton L. Travis	14,082	*

* Represents less than 1%

(1)  Fractional units have been round to the nearest highest integer.

(2) Includes 4,260,078 shares of Class A voting equity units of RT Investments held by Vestar Capital Partners V, L.P., 1,171,620 shares of Class A voting equity units of RT Investments held by Vestar Capital Partners V-A, L.P., 70,756 shares of Class A voting equity units of RT Investments held by Vestar Executives V, L.P. and 234,398 shares of Class A voting equity units of RT Investments held by Vestar Holdings V, L.P. Vestar Associates V, L.P. is the general partner of Vestar Capital Partners V, L.P., Vestar Capital Partners V-A, L.P., Vestar Executives V, L.P. and Vestar Holdings V, L.P. and Vestar Managers V Ltd. is the general partner of Vestar Associates V, L.P. As such, Vestar Managers V Ltd. has sole voting and dispositive power over the shares held by Vestar and its affiliated funds. Vestar’s co-investors, which Vestar controls, own 2,549,712 shares of Class A voting equity units of RT Investments, or approximately 25% of Class A voting equity units of RT Investments. As such, Vestar and its affiliates control, and may be deemed to beneficially own 8,286,564 shares of Class A voting equity units of RT Investments, or approximately 80% of the Class A voting equity units of RT Investments, through its ability to directly or indirectly control its co-investors. Each of Vestar and its affiliated funds disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. The address for each of Vestar and its affiliated funds is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(3)  These shares are held in trusts for which Dr. Dosoretz and his descendants are beneficiaries. Dr. Dosoretz is the trustee of the trusts and as such, has sole voting and investment power with respect to the shares in the trusts.

(4)  Mr. Elrod is a managing director of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of RT Investments held by Vestar, its affiliated funds and its co-investors. Mr. Elrod disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(5) Mr. Carey was a managing director of Vestar, and therefore may have been deemed to beneficially own the Class A voting equity units of RT Investments held by Vestar, its affiliated funds and its co-investors. Mr. Carey disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. Mr. Carey has served as RTIS’s Interim Chief Financial Officer since May 2011 and previously served as RTIS’s interim Chief Financial Officer from August 2009 until March 15, 2010.

(6) Mr. Rosner is a managing director of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of RT Investments held by Vestar, its affiliated funds and its co-investors. Mr. Rosner disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Ms. Russell is a principal of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of RT Investments held by Vestar, its affiliated funds and its co-investors. Ms. Russell disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein.

(8) These shares are held in trusts for which Dr. Rubenstein and his descendants are beneficiaries. Dr. Rubenstein is the trustee of the trusts and as such, has sole voting and investment power with respect to the shares in the trusts.

(9) These shares are held in common Angelica Guckes, Dr. Fernandez’s spouse. Dr. Fernandez and Mrs. Guckes share voting and investment powers with respect to these shares.

ENTITY	DIRECTORS	OFFICERS
Radiation Therapy Investments, LLC (DE)	1. Daniel E. Dosoretz 2. James H. Rubenstein 3. Howard M. Sheridan 4. Robert Rosner 5. Bryan J. Carey 6. Erin Russell 7.James Elrod	1. President: James Elrod 2. Vice President: Erin Russell 3. Secretary: Steven Della Rocca

(e)           Management of Company. Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

(f)            Management of Expected Guarantors. Certain directors and executive officers of an Expected Guarantor may be deemed to be “affiliates” of an Expected Guarantor by virtue of their positions with the Expected Guarantor. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers.

The names of all directors and executive officers of the Company and the Expected Guarantors as of the date of this application are set forth below.

Company Current Directors and Officers.

The mailing address and telephone number of each director and executive officer of the following Expected Guarantors is c/o OnCure Holdings, Inc., 188 Inverness Drive West, Suite 650 Englewood, CO 80112; telephone number (303) 643-6500.

ENTITY	DIRECTORS / MEMBERS	OFFICERS
OnCure Holdings, Inc.	1. James D. Nadauld 2. Bradford C. Burkett 3. Richard Newsted 4. Robert Weltman

1. CEO: Bradford C. Burkett
2. Treasurer and CFO: Timothy A. Peach
3. Senior VP and COO: William L. Pegler
4. Senior VP and CIO: George A. Welton
5. Assistant Secretary: Steven Sevcik
6. Assistant Secretary: Rachel Urosevich

Oncure Medical Corp.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Manatee Radiation Oncology, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Mission Viejo Radiation Oncology Medical Group, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach 3. William L. Pegler	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Radiation Oncology Center, LLC	1. Oncure Medical Corp.	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

U.S. Cancer Care, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

ENTITY	DIRECTORS / MEMBERS	OFFICERS
USCC Florida Acquisition Corp.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

USCC Acquisition Corp.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

USCC Healthcare Management Corp.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Coastal Oncology, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Fountain Valley & Anaheim Radiation Oncology Centers, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach 3. William L. Pegler	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Santa Cruz Radiation Oncology Management Corp.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

MICA FLO II, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Pointe West Oncology, LLC	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

JAXPET, LLC	1. USCC Florida Acquisition Corp.	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

ENTITY	DIRECTORS / MEMBERS	OFFICERS
JAXPET/Positech, LLC	1. JAXPET, LLC	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Center for Radiation Oncology of Tampa Bay, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Sarasota County Oncology, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Venice Oncology Center, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Englewood Oncology, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Charlotte Community Radiation Oncology, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Sarasota Radiation & Medical Oncology Center, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

Interhealth Facility Transport, Inc.	1. Bradford C. Burkett 2. Timothy A. Peach	1. CEO: Bradford C. Burkett 2. CFO: Timothy A. Peach 3. VP: William L. Pegler 4. Assistant Secretary: Steven Sevcik

RTS Current Directors and Officers.

The mailing address and telephone number of each director and executive officer of the following Expected Guarantors is c/o Radiation Therapy Services Holdings, Inc., 2270 Colonial Boulevard, Fort Myers, FL 33907; telephone number (239) 931-7275.

ENTITY	DIRECTORS	OFFICERS
Radiation Therapy Services Holdings, Inc.	1. Daniel E. Dosoretz 2. James H. Rubenstein 3. Howard M. Sheridan 4. Bryan J. Carey 5. Erin Russell 6. James Elrod 7. Robert Rosner

1. President: James Elrod
2. Vice President: Erin Russell
3. CEO: Daniel E. Dosoretz
4. Vice Chairman & CFO: Bryan J. Carey
5. Secretary: Steven Della Rocca
6. Controller and Chief Accounting Officer: Joseph Biscardi
7. Treasurer: Frank English

Radiation Therapy Services, Inc.	1. Daniel E. Dosoretz 2. James H. Rubenstein 3. Howard M. Sheridan 4. Bryan J. Carey 5. Erin Russell 6. James Elrod 7. Robert Rosner

1. Chairman of the Board: James Elrod
2. President and CEO: Daniel E. Dosoretz
3. Vice Chairman & CFO: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez
8. Controller and Chief Accounting Officer: Joseph Biscardi

21st Century Oncology Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

21st Century Oncology of New Jersey, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

ENTITY	DIRECTORS	OFFICERS
21st Century Oncology of Pennsylvania, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

21st Century Oncology Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Vice President —Finance: Joseph Biscardi
5. Treasurer: Frank English
6. Assistant Treasurer: Frank English
7. Secretary: James H. Rubenstein
8. Assistant Secretary: Isabel Barbosa

Arizona Radiation Therapy Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

California Radiation Therapy Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

Devoto Construction of Southwest Florida, Inc.	1. Daniel E. Dosoretz 2. Ricardo Andisco

1. Chairman of the Board: Daniel E. Dosoretz
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

ENTITY	DIRECTORS	OFFICERS
Goldsboro Radiation Therapy Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz
2. Vice President: Bryan J. Carey
3. Treasurer: Frank English
4. Assistant Treasurer: Joseph Biscardi
5. Secretary: James H. Rubenstein
6. Assistant Secretary: Margarita Suarez

Michigan Radiation Therapy Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

Nevada Radiation Therapy Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

New England Radiation Therapy Management Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

Radiation Therapy School For Radiation Therapy Technology, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin
2. President and CEO: Daniel E. Dosoretz
3. Vice President: Bryan J. Carey
4. Treasurer: Frank English
5. Assistant Treasurer: Joseph Biscardi
6. Secretary: James H. Rubenstein
7. Assistant Secretary: Margarita Suarez

ENTITY	DIRECTORS	OFFICERS
Radiation Therapy Services International, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

West Virginia Radiation Therapy Services, Inc.	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

ENTITY	MANAGERS	OFFICERS
21st Century Oncology of Alabama, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. James Orr, M.D. 5. Gary Delanois

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

21st Century Oncology of Harford County, Maryland LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

21st Century Oncology of Jacksonville, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

ENTITY	MANAGERS	OFFICERS
21st Century Oncology of Kentucky, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. CFO: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

21st Century Oncology of Prince Georges County, Maryland, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

21st Century Oncology of South Carolina, LLC	1. Michael J. Katin 2. Daniel E. Dosoretz

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

21st Century Oncology, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

American Consolidated Technologies, L.L.C.	1. Michigan Radiation Therapy Management Services, Inc.

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

AHLC, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

ENTITY	MANAGERS	OFFICERS
Asheville CC, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

Atlantic Urology Clinics, LLC	1. Michael J. Katin 2. Daniel E. Dosoretz

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Aurora Technology Development, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Berlin Radiation Therapy Treatment Center, LLC	1. Maryland Radiation Therapy Management Services, LLC

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Carolina Radiation and Cancer Treatment Center, LLC (NC)	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

Carolina Regional Cancer Center, LLC	1. Michael J. Katin 2. Daniel E. Dosoretz

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

ENTITY	MANAGERS	OFFICERS
Derm-Rad Investment	1. Radiation Therapy Services, Inc.

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Financial Services of Southwest Florida, LLC	1. Radiation Therapy Services, Inc.

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Gettysburg Radiation, LLC	1. 21 Century of Pennsylvania, Inc.

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Controller: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Jacksonville Radiation Therapy Services, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Maryland Radiation Therapy Management Services, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

ENTITY	MANAGERS	OFFICERS
New York Radiation Therapy Management Services, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

North Carolina Radiation Therapy Management Services, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

Phoenix Management Company, LLC	1. Michigan Radiation Therapy Management Services, Inc.

1. Chairman of the Board: Michael J. Katin

2. President and CEO: Daniel E. Dosoretz

3. Vice President: Bryan J. Carey

4. Treasurer: Frank English

5. Assistant Treasurer: Joseph Biscardi

6. Secretary: James H. Rubenstein

7. Assistant Secretary: Margarita Suarez

Sampson Accelerator, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Sampson Simulator, LLC	1. Daniel E. Dosoretz 2. Michael J. Katin 3. James H. Rubenstein 4. Howard M. Sheridan

1. President and CEO: Daniel E. Dosoretz

2. Vice President: Bryan J. Carey

3. Treasurer: Frank English

4. Assistant Treasurer: Joseph Biscardi

5. Secretary: James H. Rubenstein

6. Assistant Secretary: Margarita Suarez

Directors and executive officers as of the Effective Date.  On the Effective Date, a new board of directors of the Company and each of the subsidiaries of the Company that are Existing Guarantors will be appointed and current directors will no longer serve in that capacity.  Pursuant to the Plan of Reorganization, the existing officers of the Company and each of its subsidiaries that are Expected Guarantors may also be replaced on the Effective Date. The existing officers and directors of the RTS Entities are expected to serve initially in such capacity on and after the Effective Date.  To the extent any person proposed to serve as a board member is an insider, as such term is defined in Section 101(31) of the Bankruptcy Code, the nature of any compensation for such person shall be disclosed by the debtors on or before the confirmation hearing. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of the applicable governing document, including the Company’s charter, bylaws, or other constituent documents, and applicable state corporate law or limited liability company law.

The classification and composition of the board of directors of the Company shall be consistent with the Company’s charter and bylaws, which the Company will restate on the Effective Date.

The classification and composition of the board of directors of the Expected Guarantors shall be consistent with their respective charters, bylaws or other organizational documents.

5.                                      Principal Owners of Voting Securities.

The ownership of voting securities of the Company and each of the Expected Guarantors is set forth in Item 3.

UNDERWRITERS

6.                                      Underwriters.

(a)                                 No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b)                                 No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.                                      Capitalization.

(a)                                 The following table sets forth information with respect to each authorized class of securities of the Company as of August 15, 2013:

Title of Class	Amount Authorized	Amount Outstanding
Preferred Stock	1,000,000	0
Common Stock	50,000,000	26,317,675
11 3/4% Senior Secured Notes due 2017	Not limited.	$210,000,000

It is anticipated that the capitalization of the Company will be as follows as of the consummation of the Plan of Reorganization:

Title of Class	Amount Authorized	Amount Outstanding
Preferred Stock	1,000,000	0
Common Stock	50,000,000	26,317,675
11 3/4% Senior Secured Notes due 2017	Not limited.	$82,500,000

The following table sets forth information with respect to each authorized class of securities of the Company Expected Guarantors as of August 15, 2013.

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Oncure Medical Corp.	Common Stock	100	100
Manatee Radiation Oncology, Inc.	Common Stock	100,000	600
Mission Viejo Radiation Oncology Medical Group, Inc.	Common Stock	1,000,000	12,500

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Radiation Oncology Center, LLC	Units	N/A.	N/A.
U.S. Cancer Care, Inc.	Common Stock Preferred Stock	20,000,000 5,000,000	100 0
USCC Florida Acquisition Corp.	Common Stock	1,000	100
USCC Acquisition Corp.	Common Stock	1,000	100
USCC Healthcare Management Corp.	Common Stock	10,000	100
Coastal Oncology, Inc.	Common Stock Preferred Stock	7,500 10,000	100 0
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.	Common Stock	25,000	1,333 and 1/3
Santa Cruz Radiation Oncology Management Corp.	Common Stock	50,000	4,500
MICA FLO II, Inc.	Common Stock	1,500	1,000
Pointe West Oncology, LLC	Units	N/A.	N/A.
JAXPET, LLC	Units	N/A.	N/A.
JAXPET/Positech, LLC	Units	N/A.	N/A.
Center for Radiation Oncology of Tampa Bay, Inc.	Common Stock	1,000	100
Sarasota County Oncology, Inc.	Common Stock	10,000	510
Venice Oncology Center, Inc.	Common Stock	10,000	510
Englewood Oncology, Inc.	Common Stock	10,000	510
Charlotte Community Radiation Oncology, Inc.	Common Stock	10,000	300

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Sarasota Radiation & Medical Oncology Center, Inc.	Common Stock	7,000	510
Interhealth Facility Transport, Inc.	Common Stock	7,000	500

The following table sets forth information with respect to each authorized class of securities of the RTS Expected Guarantors as of August 15, 2013:

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Radiation Therapy Services Holdings, Inc.	Common Stock	1,028	1,028
Radiation Therapy Services, Inc.	Common Stock	20,000,000	100
Radiation Therapy Services, Inc.	Senior Subordinated Notes	$376,250,000	$376,250,000
Radiation Therapy Services, Inc.	Senior Secured Second Lien Notes	$350,000,000	$350,000,000
21st Century Oncology of Alabama, LLC	Member	N.A.	Sole Member
Arizona Radiation Therapy Management Services, Inc.	Common Stock	100	100
California Radiation Therapy Management Services, Inc.	Common Stock	200	100
21st Century Oncology of Jacksonville, LLC	Member	N.A.	Member
Jacksonville Radiation Therapy Services, LLC	Member	N.A.	Member

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Devoto Construction of Southwest Florida, Inc.	Member	10,000	100
Financial Services of Southwest Florida, LLC	Member	N.A.	Member
21st Century Oncology, LLC	Member	N.A.	Member
Radiation Therapy School For Radiation Therapy Technology, Inc.	Common Stock	500	100
Radiation Therapy Services International, Inc.	Common Stock	200	10
21st Century Oncology Management Services, Inc.	Common Stock	200	200
21st Century Oncology of Kentucky, LLC	Member	N.A.	Member
Maryland Radiation Therapy Management Services, LLC	Member	N.A.	Member
21st Century Oncology of Harford County, Maryland L.L.C.	Member	N.A.	Member
21st Century Oncology of Prince Georges County, Maryland, LLC	Member	N.A.	Member
Berlin Radiation Therapy Treatment Center, LLC	Member	N.A.	Member
New England Radiation Therapy Management Services, Inc.	Common Stock	100	100

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Michigan Radiation Therapy Management Services, Inc.	Common Stock	200	200
Phoenix Management Company, LLC	Member	N.A.	Member
American Consolidated Technologies, L.L.C.	Member	N.A.	Member
Nevada Radiation Therapy Management Services, Incorporated	Common Stock	1,000	600
21st Century Oncology of New Jersey, Inc.	Common Stock	200	200
New York Radiation Therapy Management Services, LLC	Member	N.A.	Member
North Carolina Radiation Therapy Management Services, LLC	Member	N.A.	Member
21st Century Oncology of Pennsylvania, Inc.	Common Stock	200	100
West Virginia Radiation Therapy Services, Inc.	Common Stock	100	100
Aurora Technology Development, LLC	Member	N.A.	Member
Atlantic Urology Clinics, LLC	Member	N.A.	Member
Goldsboro Radiation Therapy Services, Inc.	Common Stock	1,000	300
AHLC, LLC	Member	N.A.	Member

Expected Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Asheville CC, LLC	Member	N.A.	Member
Derm-Rad Investment Company, LLC	Member	N.A.	Member
21st Century Oncology Services, Inc.	Common Stock	100	100
Carolina Regional Cancer Center, LLC	Member	N.A.	Member
Carolina Radiation and Cancer Treatment Center, LLC	Member	N.A.	Member
21st Century Oncology of South Carolina, LLC	Member	N.A.	Member
Gettysburg Radiation, LLC	Member	N.A.	Member
Sampson Accelerator, LLC	Member	N.A.	Member
Sampson Simulator, LLC	Member	N.A.	Member

It is anticipated that the capitalization table set forth above for the Expected Guarantors will remain unchanged upon the consummation of the Plan of Reorganization.

(b)                                 Holders of Common Stock of the Company or the reorganized Company are entitled to one vote per share of common stock.

Holders of membership interests of each Expected Guarantor that is a limited liability company are entitled to one vote per each interest registered in such holder’s name. Holders of common stock of each Expected Guarantor that is a corporation are entitled to one vote per each share registered in such holder’s name.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among the Company, the guarantors named therein and Wilmington Trust, National Association as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)                                 Events of Default; Withholding of Notice of Default.

Each of the following constitutes an “Events of Default” with respect to the Notes under the Indenture:

(1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (2) the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise; (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes; (4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration), if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $10.0 million or more at any time; (5) one or more judgments in an aggregate amount in excess of $10.0 million, net of any amount covered by insurance issued by a reputable and creditworthy insurer, shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; (6) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law; (7) the rendering of a decree or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any Bankruptcy Law which remains unstayed and in effect for a period of sixty (60) consecutive days; (8) any Guarantee of a Significant Subsidiary of the Company ceases to be in full force and effect (other than in accordance with the terms of such Guarantee, the Indenture or the Intercreditor Agreements) or any Guarantee of a Significant Subsidiary of the Company is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary of the Company is found to be invalid or any Guarantor that is a Significant Subsidiary of the Company denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture, such Guarantee or the Intercreditor Agreements); (9) unless such Liens have been released in accordance with the provisions of the Indenture, the Intercreditor Agreements or the Security Documents, Liens under the Security Documents with respect to all or substantially all of the Collateral cease to be valid or enforceable, or the Company shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Guarantor, the Company fails to cause such Guarantor to rescind such assertions within 30 days after the Company has actual knowledge of such assertions; (10) the failure by the Company or any Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the Holders of the Notes and would not materially affect the value of the Collateral taken as a whole; and (11) any RTS Guarantee of a Significant Subsidiary of RTS ceases to be in full force and effect (other than in accordance with the terms of the Indenture) or any RTS Guarantee of a Significant Subsidiary of RTS is declared to be null and void and unenforceable or any RTS Guarantee of a Significant Subsidiary of RTS is found to be invalid or any RTS Guarantor that is a Significant Subsidiary of RTS denies its liability under its RTS Guarantee (other than by reason of release of an RTS Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) or (7) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be immediately due and payable. If an Event of Default specified in clause (6) or (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee or after the Trustee obtains knowledge thereof, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

(b)                                 Authentication and Delivery of Notes; Application of Proceeds.

The Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the President, any Executive Vice President, Vice President or the Treasurer or Secretary. The signature of these Officers on the Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Note shall not be valid until authenticated by the manual signature of a Responsible Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by an Officer, authenticate the Notes for issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes.  Unless otherwise provided in such appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so.  The Company will not receive any proceeds from the amendment of the Notes pursuant to the Plan of Reorganization.

(c)                                  Release of Collateral.

Pursuant to Section 13.03 of the Indenture, subject to certain subsections of Section 13.03 of the Indenture, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Indenture or the Security Documents.

(d)                                 Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding Notes hereunder, when either:

(1) all Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2)  all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be.

(e)                                  Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, commencing with the fiscal year ended December 31, 2013, an Officers’ Certificate stating that a review of the activities of the Company, the Guarantors and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and/or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

9.                                      Other Obligors.

Each of the Company’s and RTS’s wholly-owned direct or indirect subsidiaries set forth below are expected to be guarantors of the Notes.  RTS and RTS’s direct parent, Radiation Therapy Services Holdings, Inc. are also expected to be guarantors of the Notes.

Company Subsidiaries

Oncure Medical Corp.
Manatee Radiation Oncology, Inc.
Mission Viejo Radiation Oncology Medical Group, Inc.
Radiation Oncology Center, LLC
U.S. Cancer Care, Inc.
USCC Florida Acquisition Corp.
USCC Acquisition Corp.
USCC Healthcare Management Corp.
Coastal Oncology, Inc.
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.
Santa Cruz Radiation Oncology Management Corp.
MICA FLO II, Inc.

Pointe West Oncology, LLC
JAXPET, LLC
JAXPET/Positech, LLC
Center for Radiation Oncology of Tampa Bay, Inc.
Sarasota County Oncology, Inc.
Venice Oncology Center, Inc.
Englewood Oncology, Inc.
Charlotte Community Radiation Oncology, Inc.
Sarasota Radiation & Medical Oncology Center, Inc.
Interhealth Facility Transport, Inc.

The address for each of the above subsidiaries is 188 Inverness Drive West, Suite 650, Englewood, CO 80112

RTS Subsidiaries

21st Century Oncology of Alabama, LLC
Arizona Radiation Therapy Management Services, Inc.
California Radiation Therapy Management Services, Inc.
21st Century Oncology of Jacksonville, LLC
Jacksonville Radiation Therapy Services, LLC
Devoto Construction of Southwest Florida, Inc.
Financial Services of Southwest Florida, LLC
21st Century Oncology, LLC
Radiation Therapy School For Radiation Therapy Technology, Inc.
Radiation Therapy Services International, Inc.
21st Century Oncology Management Services, Inc.
21st Century Oncology of Kentucky, LLC
Maryland Radiation Therapy Management Services, LLC
21st Century Oncology of Harford County, Maryland L.L.C.
21st Century Oncology of Prince Georges County, Maryland, LLC
Berlin Radiation Therapy Treatment Center, LLC
New England Radiation Therapy Management Services, Inc.
Michigan Radiation Therapy Management Services, Inc.
Phoenix Management Company, LLC
American Consolidated Technologies, L.L.C.
Nevada Radiation Therapy Management Services, Incorporated
21st Century Oncology of New Jersey, Inc.
New York Radiation Therapy Management Services, LLC
North Carolina Radiation Therapy Management Services, LLC
21st Century Oncology of Pennsylvania, Inc.
West Virginia Radiation Therapy Services, Inc.
Aurora Technology Development, LLC
Atlantic Urology Clinics, LLC
Goldsboro Radiation Therapy Services, Inc.
AHLC, LLC
Asheville CC, LLC
Derm-Rad Investment Company, LLC
21st Century Oncology Services, Inc.

Carolina Regional Cancer Center, LLC
Carolina Radiation and Cancer Treatment Center, LLC
21st Century Oncology of South Carolina, LLC
Gettysburg Radiation, LLC
Sampson Accelerator, LLC
Sampson Simulator, LLC
East Bay Comprehensive Cancer Care, LLC

The address for each of the above RTS Entities is c/o Radiation Therapy Services Holdings, Inc. 2270 Colonial Boulevard, Fort Myers, FL 33907.

Contents of application for qualification.  This application for qualification comprises:

(a)                                 Pages numbered one to 51, consecutively.

(b)                                 The statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c)                                  The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, OnCure Holdings, Inc., a Delaware corporation, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Englewood, and State of Colorado, on the 27th day of August, 2013.

OnCure Holdings, Inc.

Attest:	/s/ Timothy A. Peach	By:	/s/ Bradford C. Burkett
	Name: Timothy A. Peach		Name: Bradford C. Burkett
	Title: Chief Financial Officer		Title: Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the below co-applicants have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Englewood, and State of Colorado, on the 27th day of August, 2013.

Oncure Medical Corp.
Manatee Radiation Oncology, Inc.
Mission Viejo Radiation Oncology Medical Group, Inc.
Radiation Oncology Center, LLC
U.S. Cancer Care, Inc.
USCC Florida Acquisition Corp.
USCC Acquisition Corp.
USCC Healthcare Management Corp.
Coastal Oncology, Inc.
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.
Santa Cruz Radiation Oncology Management Corp.
MICA FLO II, Inc.
Pointe West Oncology, LLC
JAXPET, LLC
JAXPET/Positech, LLC
Center for Radiation Oncology of Tampa Bay, Inc.
Sarasota County Oncology, Inc.
Venice Oncology Center, Inc.
Englewood Oncology, Inc.
Charlotte Community Radiation Oncology, Inc.
Sarasota Radiation & Medical Oncology Center, Inc.
Interhealth Facility Transport, Inc.

Attest:	/s/ Timothy A. Peach	By:	/s/ Bradford C. Burkett
	Name: Timothy A. Peach		Name: Bradford C. Burkett
	Title: Chief Financial Officer		Title: Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Radiation Therapy Services Holdings, Inc., a Delaware corporation, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Myers, and State of Florida, on the 27th day of August, 2013.

Radiation Therapy Services Holdings, Inc.

Attest:	/s/ Joseph Biscardi	By:	/s/ Bryan J. Carey
	Name: Joseph Biscardi		Name: Bryan J. Carey
	Title: Controller and Chief Accounting Officer		Title: Vice Chairman and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 Radiation Therapy Services, Inc., a Florida corporation, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Myers, and State of Florida, on the 27th day of August, 2013.

Radiation Therapy Services, Inc.

Attest:	/s/ Joseph Biscardi	By:	/s/ Bryan J. Carey
	Name: Joseph Biscardi		Name: Bryan J. Carey
	Title: Controller and Chief Accounting Officer		Title: Vice Chairman and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the below co-applicants have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Myers, and State of Florida, on the 27th day of August, 2013.

21st Century Oncology of Alabama, LLC

Arizona Radiation Therapy Management Services, Inc.

California Radiation Therapy Management Services, Inc.

21st Century Oncology of Jacksonville, LLC

Jacksonville Radiation Therapy Services, LLC

Devoto Construction of Southwest Florida, Inc.

Financial Services of Southwest Florida, LLC

21st Century Oncology, LLC

Radiation Therapy School For Radiation Therapy Technology, Inc.

Radiation Therapy Services International, Inc.

21st Century Oncology Management Services, Inc.

21st Century Oncology of Kentucky, LLC

Maryland Radiation Therapy Management Services, LLC

21st Century Oncology of Harford County, Maryland L.L.C.

21st Century Oncology of Prince Georges County, Maryland, LLC

Berlin Radiation Therapy Treatment Center, LLC

New England Radiation Therapy Management Services, Inc.

Michigan Radiation Therapy Management Services, Inc.

Phoenix Management Company, LLC

American Consolidated Technologies, L.L.C.

Nevada Radiation Therapy Management Services, Incorporated

21st Century Oncology of New Jersey, Inc.

New York Radiation Therapy Management Services, LLC

North Carolina Radiation Therapy Management Services, LLC

21st Century Oncology of Pennsylvania, Inc.

West Virginia Radiation Therapy Services, Inc.

Aurora Technology Development, LLC

Atlantic Urology Clinics, LLC

Goldsboro Radiation Therapy Services, Inc.

AHLC, LLC

Asheville CC, LLC

Derm-Rad Investment Company, LLC

21st Century Oncology Services, Inc.

Carolina Regional Cancer Center, LLC

Carolina Radiation and Cancer Treatment Center, LLC

21st Century Oncology of South Carolina, LLC

Gettysburg Radiation, LLC

Sampson Accelerator, LLC

Sampson Simulator, LLC

Attest:	/s/ Joseph Biscardi	By:	/s/ Bryan J. Carey
	Name: Joseph Biscardi		Name: Bryan J. Carey
	Title: Assistant Treasurer		Title: Vice President

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1

Certificate of Incorporation, as amended, of OnCure Holdings, Inc., filed as Exhibit 3.1 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-2

Amended and Restated Certificate of Incorporation of Oncure Medical Corp. filed as Exhibit 3.6 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-3

Articles of Amendment to the Articles of Incorporation of Manatee Radiation Oncology, Inc. filed as Exhibit 3.31 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-4

Amended and Restated Articles of Incorporation of Mission Viejo Radiation Oncology Medical Group, Inc. filed as Exhibit 3.21 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-5

Articles of Organization of Radiation Oncology Center, LLC, filed as Exhibit 3.19 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-6

Amended and Restated Certificate of Incorporation of U.S. Cancer Care, Inc., filed as Exhibit 3.12 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-7

Certificate of Incorporation of USCC Florida Acquisition Corp. filed as Exhibit 3.17 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-8

Certificate of Incorporation of USCC Acquisition Corp. filed as Exhibit 3.15 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-9

Articles of Incorporation of USCC Healthcare Management Corp. filed as Exhibit 3.25 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-10

Amended and Restated Articles of Incorporation of Coastal Oncology, Inc. filed as Exhibit 3.27 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-11

Restated Articles of Incorporation of Fountain Valley & Anaheim Radiation Oncology Centers, Inc. filed as Exhibit 3.29 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-12

Amended and Restated Articles of Incorporation of Santa Cruz Radiation Oncology Management Corp. filed as Exhibit 3.23 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-13

Certificate of Incorporation of MICA FLO II, Inc. filed as Exhibit 3.3 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-14

Certificate of Formation of Pointe West Oncology, LLC. filed as Exhibit 3.8 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-15	Articles of Organization of JAXPET, LLC. filed as Exhibit 3.39 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3A-16

Articles of Organization of JAXPET/Positech, LLC. filed as Exhibit 3.49 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-17*	Article of Association of Center for Radiation Oncology of Tampa Bay, Inc.
Exhibit T3A-18	Amended and Restated Articles of Incorporation of Sarasota County Oncology, Inc. filed as Exhibit 3.35 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended

(File No. 333-170100), is incorporated herein by reference.
Exhibit T3A-19

Amended and Restated Articles of Incorporation of Venice Oncology Center, Inc. filed as Exhibit 3.33 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-20

Amended and Restated Articles of Incorporation of Englewood Oncology, Inc. filed as Exhibit 3.45 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-21

Amended and Restated Articles of Incorporation of Charlotte Community Radiation Oncology, Inc. filed as Exhibit 3.43 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-22

Amended and Restated Articles of Incorporation of Sarasota Radiation & Medical Oncology Center, Inc. filed as Exhibit 3.37 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-23

Articles of Incorporation of Interhealth Facility Transport, Inc. filed as Exhibit 3.47 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3A-24

Certificate of Incorporation of Radiation Therapy Services Holdings, Inc., incorporated herein by reference to Exhibit 3.3 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-25

Certificate of Amendment of the Certificate of Incorporation of Radiation Therapy Services Holdings, Inc., incorporated herein by reference to Exhibit 3.4 to Radiation Therapy Services Holdings, Inc.’s Form 10-K filed on March 11, 2011.

Exhibit T3A-26

Amended and Restated Articles of Incorporation of Radiation Therapy Services, Inc. (as successor to RTS MergerCo, Inc.), incorporated herein by reference to Exhibit 3.1 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-27

Articles of Incorporation of California Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.7 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-28

Articles of Organization of 21st Century Oncology of Jacksonville, LLC, incorporated herein by reference to Exhibit 3.10 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-29

Articles of Organization of Jacksonville Radiation Therapy Services, LLC, incorporated herein by reference to Exhibit 3.18 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-30

Articles of Incorporation of Devoto Construction of Southwest Florida, Inc., incorporated herein by reference to Exhibit 3.11 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-31

Articles of Organization of Financial Services of Southwest Florida, LLC, incorporated herein by reference to Exhibit 3.19 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-32

Articles of Organization of 21st Century Oncology, LLC, incorporated herein by reference to Exhibit 3.21 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-33

Articles of Incorporation of Radiation Therapy School for Radiation Therapy Technology, Inc., incorporated herein by reference to Exhibit 3.65 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-34

Certificate of Incorporation of Radiation Therapy Services International, Inc., incorporated herein by reference to Exhibit 3.13 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-35

Articles of Incorporation of 21st Century Oncology Management Services, Inc., incorporated herein by reference to Exhibit 3.15 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-36	Articles of Organization of 21st Century Oncology of Kentucky, LLC, incorporated herein by reference to Exhibit 3.61 to Radiation Therapy Services, Inc.’s Registration Statement on

Form S-4 filed on November 24, 2010.
Exhibit T3A-37

Articles of Organization of Maryland Radiation Therapy Management Services, LLC, incorporated herein by reference to Exhibit 3.29 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-38

Articles of Organization of 21st Century Oncology of Harford County, Maryland LLC, incorporated herein by reference to Exhibit 3.23 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-39

Articles of Organization of 21st Century Oncology of Prince Georges County, Maryland, LLC, incorporated herein by reference to Exhibit 3.27 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-40

Articles of Organization of Berlin Radiation Therapy Treatment Center, LLC, incorporated herein by reference to Exhibit 3.25 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-41

Articles of Organization of New England Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.63 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-42

Articles of Incorporation of Michigan Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.33 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-43

Articles of Organization of Phoenix Management Company, LLC, incorporated herein by reference to Exhibit 3.47 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-44

Articles of Organization and Certificate of Conversion of American Consolidated Technologies, LLC, incorporated herein by reference to Exhibit 3.31 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-45

Articles of Incorporation of Nevada Radiation Therapy Management Services, Incorporated, incorporated herein by reference to Exhibit 3.35 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-46

Certificate of Incorporation of 21st Century Oncology of New Jersey, Inc., incorporated herein by reference to Exhibit 3.37 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-47

Articles of Organization of New York Radiation Therapy Management Services, Inc, incorporated herein by reference to Exhibit 3.40 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-48

Articles of Organization of North Carolina Radiation Therapy Management Services, LLC, incorporated herein by reference to Exhibit 3.41 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-49

Articles of Incorporation of 21st Century Oncology of Pennsylvania, Inc., incorporated herein by reference to Exhibit 3.55 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-50

Articles of Incorporation of West Virginia Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 3.45 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-51

Certificate of Formation of Aurora Technology Development, LLC, incorporated herein by reference to Exhibit 3.70 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on April 1, 2011.

Exhibit T3A-52

Articles of Organization of Atlantic Urology Clinics, LLC, incorporated herein by reference to Exhibit 3.51 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-53

Articles of Amendment of Goldsboro Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 3.74 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012

Exhibit T3A-54	Operating Agreement of AHLC, LLC, incorporated herein by reference to Exhibit 3.77 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-55	Operating Agreement of Asheville CC, LLC, incorporated herein by reference to Exhibit 3.79 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3A-56

Articles of Organization of Derm-Rad Investment Company, LLC, incorporated herein by reference to Exhibit 3.53 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-57

Certificate of Incorporation of 21st Century Oncology Services, Inc., incorporated herein by reference to Exhibit 3.72 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-58

Articles of Organization of Carolina Regional Cancer Center, Inc, incorporated herein by reference to Exhibit 3.50 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-59

Amended and Restated Articles of Organization of Carolina Radiation and Cancer Treatment Center, LLC, incorporated herein by reference to Exhibit 3.60 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3A-60

Articles of Organization of 21st Century Oncology of South Carolina, LLC, incorporated herein by reference to Exhibit 3.43 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-61

Certificate of Organization of Gettysburg Radiation, LLC, incorporated herein by reference to Exhibit 3.57 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3A-62	Articles of Organization of Sampson Accelerator, LLC, incorporated herein by reference to Exhibit 3.82 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3A-63	Articles of Organization of Sampson Simulator, LLC, incorporated herein by reference to Exhibit 3.80 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-1

Amended and Restated By-laws of OnCure Holdings, Inc., filed as Exhibit 3.2 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-2	Bylaws of Oncure Medical Corp. filed as Exhibit 3.7 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-3	Bylaws of Manatee Radiation Oncology, Inc. filed as Exhibit 3.32 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-4

Amended and Restated Bylaws of Mission Viejo Radiation Oncology Medical Group, Inc. filed as Exhibit 3.22 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-5

Operating Agreement of Radiation Oncology Center, LLC. filed as Exhibit 3.20 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-6	Bylaws of U.S. Cancer Care, Inc. filed as Exhibit 3.13 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-7	Bylaws of USCC Florida Acquisition Corp. filed as Exhibit 3.18 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-8	Bylaws of USCC Acquisition Corp. filed as Exhibit 3.16 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-9	Bylaws of USCC Healthcare Management Corp. filed as Exhibit 3.26 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-10

Amended and Restated Bylaws of Coastal Oncology, Inc. filed as Exhibit 3.28 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-11

Amended and Restated Bylaws of Fountain Valley & Anaheim Radiation Oncology Centers, Inc. filed as Exhibit 3.30 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-12

Amended and Restated Bylaws of Santa Cruz Radiation Oncology Management Corp. filed as Exhibit 3.24 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-13	Bylaws of MICA FLO II, Inc. filed as Exhibit 3.5 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-14

Limited Liability Company Operating Agreement of Pointe West Oncology, LLC. filed as Exhibit 3.9 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-15	Operating Agreement of JAXPET, LLC. filed as Exhibit 3.40 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.
Exhibit T3B-16

Amended and Restated Operating Agreement of JAXPET/Positech, LLC. filed as Exhibit 3.50 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-17*	Bylaws of Center for Radiation Oncology of Tampa Bay, Inc.
Exhibit T3B-18

Amended and Restated Bylaws of Sarasota County Oncology, Inc. filed as Exhibit 3.36 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-19

Amended and Restated Bylaws of Venice Oncology Center, Inc. filed as Exhibit 3.34to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-20

Amended and Restated Bylaws of Englewood Oncology, Inc. filed as Exhibit 3.46 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-21

Amended and Restated Bylaws of Incorporation of Charlotte Community Radiation Oncology, Inc. filed as Exhibit 3.44 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-22

Amended and Restated Bylaws of Sarasota Radiation & Medical Oncology Center, Inc. filed as Exhibit 3.38 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-23

Bylaws of Interhealth Facility Transport, Inc. filed as Exhibit 3.48 to OnCure Holdings, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-170100), is incorporated herein by reference.

Exhibit T3B-24

Bylaws of Radiation Therapy Services Holdings, Inc., incorporated herein by reference to Exhibit 3.5 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-25

Bylaws of Radiation Therapy Services, Inc. (as successor to RTS MergerCo, Inc.), incorporated herein by reference to Exhibit 3.2 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-26

By-Laws of California Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.8 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-27

Operating Agreement of 21st Century Oncology of Jacksonville, LLC, incorporated herein by reference to Exhibit 3.11 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-28

Articles of Organization of Jacksonville Radiation Therapy Services, LLC, incorporated herein by reference to Exhibit 3.18 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-29

Bylaws of Devoto Construction of Southwest Florida, Inc., incorporated herein by reference to Exhibit 3.12 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-30

Operating Agreement of Financial Services of Southwest Florida, LLC, incorporated herein by reference to Exhibit 3.20 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-31	Operating Agreement of 21st Century Oncology, LLC, incorporated herein by reference to Exhibit 3.22 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.
Exhibit T3B-32

Bylaws of Radiation Therapy School for Radiation Therapy Technology, Inc., incorporated herein by reference to Exhibit 3.66 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-33

By-Laws of Radiation Therapy Services International, Inc., incorporated herein by reference to Exhibit 3.14 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-34

By-Laws of 21st Century Oncology Management Services, Inc., incorporated herein by reference to Exhibit 3.16 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-35

Operating Agreement of 21st Century Oncology of Kentucky, LLC, incorporated herein by reference to Exhibit 3.62 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-36

Operating Agreement of Maryland Radiation Therapy Management Services, LLC, incorporated herein by reference to Exhibit 3.30 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-37

Operating Agreement of 21st Century Oncology of Harford County, Maryland LLC, incorporated herein by reference to Exhibit 3.24 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-38

Operating Agreement of 21st Century Oncology of Prince Georges County, Maryland, LLC, incorporated herein by reference to Exhibit 3.28 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-39

Operating Agreement of Berlin Radiation Therapy Treatment Center, LLC, incorporated herein by reference to Exhibit 3.26 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-40

By-Laws of New England Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.64 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-41

By-Laws of Michigan Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.34 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-42	Operating Agreement of Phoenix Management Company, LLC, incorporated herein by reference to Exhibit 3.49 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-43

Operating Agreement of American Consolidated Technologies, LLC, incorporated herein by reference to Exhibit 3.33 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-44

Bylaws of Nevada Radiation Therapy Management Services, Inc., incorporated herein by reference to Exhibit 3.36 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-45

By-Laws of 21st Century Oncology of New Jersey, Inc., incorporated herein by reference to Exhibit 3.38 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-46

Operating Agreement of New York Radiation Therapy Management Services, LLC, incorporated herein by reference to Exhibit 3.41 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-47	Operating Agreement of North Carolina Radiation Therapy Management Services, LLC, incorporated herein by reference to Exhibit 3.42 to Radiation Therapy Services, Inc.’s

Registration Statement on Form S-4 filed on November 24, 2010.
Exhibit T3B-48

By-Laws of 21st Century Oncology of Pennsylvania, Inc., incorporated herein by reference to Exhibit 3.56 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-49

Bylaws of West Virginia Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 3.46 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-50

Operating Agreement of Aurora Technology Development, LLC, incorporated herein by reference to Exhibit 3.71 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on April 1, 2011.

Exhibit T3B-51

Articles of Organization of Derm-Rad Investment Company, LLC, incorporated herein by reference to Exhibit 3.53 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-52	By-laws of Goldsboro Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 3.75 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-53	Operating Agreement of AHLC, LLC, incorporated herein by reference to Exhibit 3.77 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-54	Operating Agreement of Asheville CC, LLC, incorporated herein by reference to Exhibit 3.79 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-55	Operating Agreement of Derm-Rad Investment, LLC, incorporated herein by reference to Exhibit 3.54 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.
Exhibit T3B-56	By-laws of 21st Century Oncology Services, Inc., incorporated herein by reference to Exhibit 3.73 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-57

Operating Agreement of Carolina Regional Cancer Center, LLC, incorporated herein by reference to Exhibit 3.51 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-58

Operating Agreement of Carolina Radiation and Cancer Treatment Center, LLC, incorporated herein by reference to Exhibit 3.61 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.

Exhibit T3B-59

Operating Agreement of 21st Century Oncology of South Carolina, LLC, incorporated herein by reference to Exhibit 3.44 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-60

Amended and Restated Operating Agreement of Gettysburg Radiation, LLC, incorporated herein by reference to Exhibit 3.58 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit T3B-61	Operating Agreement of Sampson Accelerator, LLC, incorporated herein by reference to Exhibit 3.83 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3B-62	Operating Agreement of Sampson Simulator, LLC, incorporated herein by reference to Exhibit 3.81 to Radiation Therapy Services, Inc.’s Registration Statement on Form S-4 filed on May 24, 2012.
Exhibit T3C†	Form of Indenture governing the Notes.
Exhibit T3D	Not applicable.
Exhibit T3E-1†	Disclosure Statement for the Plan of Reorganization for OnCure Holdings, Inc. and its Affiliated Debtors, under Chapter 11 of the Bankruptcy Code
Exhibit T3E-2†	Plan of Reorganization for OnCure Holdings, Inc. and its Affiliated Debtors, under Chapter 11 of the Bankruptcy Code
Exhibit T3E-3†

Order (A) Approving the Disclosure Statement, (B) Establishing the Voting Record Date, Voting Deadline and Other Dates, (C) Approving Procedures for Soliciting, Receiving and Tabulating Votes on the Plan and for Filing Objections to the Plan and (D) Approving the Manner and Forms of Notice and Other Related Documents.

Exhibit T3F†	Cross-reference sheet (Included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying Wilmington Trust, National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*                                         Filed herewith.

†                                         To be filed by amendment.